December 6, 2016

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-211243

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters, hereby join in the request of Athene Holding Ltd. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 2:00 p.m., Eastern time, on December 8, 2016 or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: November 28, 2016

(ii)	Dates of distribution: November 28, 2016 through the date hereof

(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 1,190

(iv)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours, GOLDMAN, SACHS & CO. BARCLAYS CAPITAL INC. CITIGROUP GLOBAL MARKETS INC. WELLS FARGO SECURITIES, LLC As Representatives of the several Underwriters GOLDMAN, SACHS & CO.

By:	/s/ Peter J. Lyon
Name: Peter J. Lyon
Title: Partner Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gautam Chawla
Name: Gautam Chawla
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page — Acceleration Request]